**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)     <u>August 4, 2011</u>

| Commission File Number | Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone Number | IRS Employer Identification Number |
|---|---|---|
| 1-9894 | ALLIANT ENERGY CORPORATION (a Wisconsin corporation) 4902 N. Biltmore Lane Madison, Wisconsin 53718 Telephone (608)458-3311 | 39-1380265 |
| 0-4117-1 | INTERSTATE POWER AND LIGHT COMPANY (an Iowa corporation) Alliant Energy Tower Cedar Rapids, Iowa 52401 Telephone (319)786-4411 | 42-0331370 |
| 0-337 | WISCONSIN POWER AND LIGHT COMPANY (a Wisconsin corporation) 4902 N. Biltmore Lane Madison, Wisconsin 53718 Telephone (608)458-3311 | 39-0714890 |

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02          Results of Operations and Financial Condition.**

On August 4, 2011, Alliant Energy Corporation ("Alliant Energy") issued a press release announcing its earnings for the second quarter ended June 30, 2011.  A copy of such press release is furnished as Exhibit 99.1 and is incorporated by reference herein.

Alliant Energy included in the press release 2011 second quarter income from continuing operations and earnings per share from continuing operations excluding tax benefits from Wisconsin tax legislation, net regulatory-related charges and credits from IPL electric rate case decisions, a charge related to Alliant Energy's Cash Balance Pension Plan, and regulatory asset impairments.  Alliant Energy included in the press release 2010 second quarter income from continuing operations and earnings per share from continuing operations excluding a depreciation adjustment at WPL, restructuring and impairment charges, and a charge related to Alliant Energy's Cash Balance Pension Plan.  Alliant Energy believes these non-GAAP financial measures (financial measures not prepared in accordance with accounting principles generally accepted in the United States of America) are useful to investors because they provide an alternate measure to better understand and compare across periods the operating performance of Alliant Energy without the distortion of items that are not normally associated with ongoing operations, and to provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance.  Alliant Energy's management also uses non-GAAP financial measures to determine incentive compensation.

In addition, Alliant Energy included in the press release 2011 and 2010 second quarter Interstate Power and Light Company, Wisconsin Power and Light Company, utility, and non-regulated and parent earnings per share from continuing operations.  Alliant Energy believes these non-GAAP financial measures are useful to investors because they facilitate an understanding of segment performance and trends and provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance.  Alliant Energy's management also uses utility earnings per share from continuing operations to determine incentive compensation.


**Item 9.01          Financial Statements and Exhibits.**

(a)     Not applicable.

(b)     Not applicable.

(c)     Not applicable.

(d)     Exhibits.  The following exhibits are being furnished herewith:

(99.1)   Alliant Energy Corporation press release dated August 4, 2011.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT ENERGY CORPORATION

Date:  August 4, 2011

By:  /s/ Robert J. Durian
Robert J. Durian
Controller and Chief Accounting Officer

INTERSTATE POWER AND LIGHT COMPANY

Date:  August 4, 2011

By:  /s/ Robert J. Durian
Robert J. Durian
Controller and Chief Accounting Officer

WISCONSIN POWER AND LIGHT COMPANY

Date:  August 4, 2011

By:  /s/ Robert J. Durian
Robert J. Durian
Controller and Chief Accounting Officer

ALLIANT ENERGY CORPORATION
INTERSTATE POWER AND LIGHT COMPANY
WISCONSIN POWER AND LIGHT COMPANY

Exhibit Index to Current Report on Form 8-K
Dated August 4, 2011

Exhibit Number

(99.1)          Alliant Energy Corporation press release dated August 4, 2011.

**Exhibit 99.1**

**Alliant Energy Corporation**
Corporate Headquarters
4902 North Biltmore Lane
Suite 1000
Madison, WI 53718-2148
www.alliantenergy.com

# *News Release*

**FOR IMMEDIATE RELEASE**     Media Contact:          Scott Reigstad (608) 458-3145
                             Investor Relations:     Susan Gille (608) 458-3956

## ALLIANT ENERGY ANNOUNCES SECOND QUARTER 2011 RESULTS
Affirms 2011 Earnings Guidance

MADISON, Wis. – August 4, 2011 – Alliant Energy Corporation (NYSE: LNT) today announced second quarter U.S. generally accepted accounting principles (GAAP) and non-GAAP consolidated earnings from continuing operations as follows:

|  | Second Quarter | |
| --- | --- | --- |
|  | **2011** | 2010 |
| Adjusted (non-GAAP) Operating Results from Continuing Operations: | | |
| Net Income ($ millions) | **$48.1** | $49.3 |
| Earnings per share (EPS) | **$0.44** | $0.44 |
| | | |
| GAAP Earnings from Continuing Operations: | | |
| Net Income ($ millions) | **$51.1** | $48.0 |
| EPS | **$0.46** | $0.43 |

Alliant Energy's 2011 second quarter non-GAAP EPS were $0.44 per share, which was equal to the non-GAAP EPS from continuing operations for second quarter 2010.  Earnings for Alliant Energy, when compared to the second quarter of 2010, were impacted by higher revenues due to implementation of new retail base rates, effective tax rate adjustments at the parent, and lower capacity payments due to a scheduled nuclear outage at the Kewaunee Nuclear Power Plant (Kewaunee).  These positive EPS drivers were offset by the accounting for Interstate Power and Light's (IPL's) customer cost management plan which gives rise to considerable quarter-over-quarter variation in EPS, but will not have a material impact on 2011 total year earnings. Second quarter results were also impacted by higher depreciation and operating expenses for the Bent Tree wind project.

"The quarter's results were in line with our expectations and reflect our disciplined capital deployment and our continued focus on cost management to enable our utilities to earn their authorized returns while managing impacts to customers," said Bill Harvey, Alliant Energy Chairman and CEO.  "The second quarter results demonstrate that we are focused on achieving these three goals in 2011.

Non-GAAP adjustments, which relate to material charges or income that are not normally associated with ongoing operations, are provided as a supplement to results reported in accordance with GAAP. Adjusted, or non-GAAP, operating results for the second quarter of 2011 and 2010 do not include the following items (after tax) that were included in reported GAAP earnings:

|  | Q2 non-GAAP Earnings Adjustments (in millions) | | Q2 non-GAAP EPS Adjustments | |
| --- | --- | --- | --- | --- |
|  | **2011** | 2010 | **2011** | 2010 |
| Tax benefits from Wisconsin tax legislation | **$18.9** | $-- | **$0.17** | $-- |
| Net regulatory-related charges and credits from IPL electric rate case decision | **(6.6)** | -- | **(0.06)** | -- |
| Cash Balance Pension Plan charges | **(5.3)** | (1.7) | **(0.05)** | (0.02) |
| Regulatory asset impairments | **(4.0)** | -- | **(0.04)** | -- |
| Restructuring and impairment charges | **--** | (4.6) | **--** | (0.04) |
| Depreciation adjustment at Wisconsin Power and Light Company (WPL) | **--** | 5.0 | **--** | 0.05 |
|  | **$3.0** | ($1.3) | **$0.02** | ($0.01) |

Details regarding second quarter GAAP income from continuing operations and variances for Alliant Energy's Utility operations are as follows:

| | Q2 GAAP EPS | |
|---|---|---|
| | **2011** | 2010 |
| Utilities | **$0.20** | $0.42 |
| Non-regulated and Parent | **0.26** | 0.01 |
| Income from continuing operations | **$0.46** | $0.43 |

| | **Q2 2011** | **Q2 2010** | **Variance** |
|---|---|---|---|
| Utility operations: | | | |
| Customer cost management plan at IPL | ($0.09) | $-- | ($0.09) |
| Net regulatory-related charges and credits from IPL electric rate case decision | (0.06) | -- | (0.06) |
| Depreciation adjustment at WPL | -- | 0.05 | (0.05) |
| WPL non-fuel retail electric rate increase effective Jan. 1, 2011 | 0.05 | -- | 0.05 |
| Restructuring and impairment charges | -- | (0.04) | 0.04 |
| Regulatory asset impairments | (0.04) | -- | (0.04) |
| Cash Balance Pension Plan charges | (0.05) | (0.02) | (0.03) |
| Depreciation and operating expenses from WPL's Bent Tree wind project | (0.03) | -- | (0.03) |
| Lower capacity charges at WPL for Kewaunee purchased power agreement | (0.07) | (0.10) | 0.03 |
| Other | | | (0.04) |
| **Total utility operations** | | | **(0.22)** |
| | | | |
| Non-regulated and Parent operations: | | | |
| Tax benefits from Wisconsin tax legislation | 0.17 | -- | 0.17 |
| Lower income taxes at Parent | 0.05 | 0.01 | 0.04 |
| Other | | | 0.04 |
| **Total non-regulated and parent operations** | | | **0.25** |
| | | | |
| **Total income from continuing operations** | | | **$0.03** |

The following comments further explain selected drivers of GAAP earnings performance during the second quarter of 2011 versus 2010:

Customer cost management plan at IPL:  In February 2011, IPL received a rate order from the Iowa Utilities Board authorizing a final annual retail electric rate increase of $114 million from its 2009 test year rate case.  This order also authorized IPL to implement its proposed customer cost management plan, which utilizes income tax benefits from certain tax initiatives to provide retail electric customers in Iowa credits on their electric bills.  These credits on customers' electric bills are expected to reduce IPL's electric revenues by approximately $60 million during calendar year 2011 including a $17 million reduction in revenues during the second quarter of 2011.  IPL expects the reduction in 2011 revenues from the customer cost management plan will be offset by an equivalent reduction in IPL's 2011 effective income tax rate from the benefits of the tax initiatives.  However, due to the relatively low pre-tax income at IPL for the second quarter of 2011, IPL did not experience an offsetting decrease in income tax expense in the second quarter of 2011, resulting in a $0.09 per share reduction in second quarter earnings.  The earnings guidance below assumes the timing impact discussed above will be reversed in the second half of 2011 such that the customer cost management plan will not have a material impact on 2011 total year earnings.

Net regulatory-related charges and credits from IPL electric rate case decision: On June 16, 2011, the Minnesota Public Utilities Commission (MPUC) issued its oral decision on the 2009 test year electric retail rate case request filed in May 2010.  The regulatory charges and credits resulted in a net charge of $0.06 per share in the second quarter.  The charges were primarily related to the impairment of the Minnesota retail portion of the Whispering Willow-East asset based on the recovery of the asset's cost expected under the renewable energy rider and a charge based on the MPUC's decision to increase the amount of refunds owed to Minnesota retail customers from IPL's sale of its electric transmission assets in 2007.

<u>WPL non-fuel retail electric rate increase</u>:  On January 1, 2011, WPL implemented new retail electric rates as a result of its rate case filed in April 2010.  The $8 million annualized rate increase includes a $38 million increase in the non-fuel component of rates largely related to return on the investment and recovery of expenses for the Bent Tree wind project, partially offset by a $30 million decrease in the fuel component of rates.

<u>Regulatory asset impairments</u>: - IPL and WPL recorded $0.04 per share of regulatory asset impairments in the second quarter of 2011 based upon management's assessment that certain assets were no longer probable of recovery in future rate cases.

<u>Cash Balance Pension Plan (Plan) charge</u>: Alliant Energy reached an agreement with the Internal Revenue Service (IRS), which resulted in a favorable determination letter for the Plan.  This agreement with the IRS required an amendment to the Plan, which was made in the second quarter of 2011 and resulted in a $0.05 per share charge for additional benefit payments to certain former participants in the Plan.

<u>Wisconsin tax legislation</u>:  The Governor of Wisconsin signed the 2011-2013 Budget Bill Act on June 26, 2011.  A provision of this legislation allows Alliant Energy to share pre-2009 net operating losses among the combined group to offset future taxable income in Wisconsin over the next 20 years.  As a result of this legislation, Alliant Energy recognized $0.17 per share of income tax benefits in the second quarter of 2011 from the reversal of deferred tax asset valuation allowances previously recognized for its Wisconsin net operating loss carryforwards.  Alliant Energy has revised its forecasted effective tax rate for 2011 to 18% from 22% largely due to the impacts of this tax legislation.

## 2011 Earnings Guidance

Alliant Energy is affirming its 2011 earnings guidance, which excludes an impairment charge incurred in the first quarter of 2011 and the non-GAAP adjustments in the second quarter of 2011 discussed throughout this release.

| | |
|---|---|
| Utility | $2.65 – $2.80 |
| Non-regulated and Parent | 0.10 – 0.20 |
| **Alliant Energy** | **$2.75 – $3.00** |

The 2011 earnings guidance does not include the impacts of any non-cash valuation adjustments, regulatory-related charges or credits, reorganization or restructuring charges, changes in laws or regulations, adjustments made to deferred tax asset valuation allowances, pending lawsuits and disputes, federal and state income tax audits and other IRS proceedings or changes in accounting principles that may impact the reported results of Alliant Energy.

Drivers for Alliant Energy's 2011 earnings guidance include, but are not limited to:
- Stable economy and resulting implications on utility sales
- Normal weather and operating conditions in its utility service territories for the second half of 2011
- Ability of IPL and WPL to earn their authorized rate of return
- Continuing cost controls and operational efficiencies
- Execution of IPL's and WPL's capital expenditure plans

## Earnings Conference Call

A conference call to review the second quarter of 2011 results is scheduled for Thursday, August 4[th] at 9:00 a.m. central daylight time.  Alliant Energy Chairman and Chief Executive Officer Bill Harvey, President and Chief Operating Officer Patricia Kampling and Chief Financial Officer Tom Hanson will host the call.  The conference call is open to the public and can be accessed in two ways.  Interested parties may listen to the call by dialing 888-221-9591 (United States or Canada) or 913-312-1434 (International), passcode 8244179.  Interested parties may also listen to a webcast at

www.alliantenergy.com/investors. In conjunction with the information in this earnings announcement and the conference call, Alliant Energy posted supplemental materials on its website. A replay of the call will be available through August 11, 2011, at 888-203-1112 (United States or Canada) or 719-457-0820 (International), passcode 8244179. An archive of the webcast will be available on the Company's Web site at www.alliantenergy.com/investors for 12 months.

Alliant Energy is the parent company of two public utility companies – Interstate Power and Light Company and Wisconsin Power and Light Company – and of Alliant Energy Resources, LLC, the parent company of Alliant Energy's non-regulated operations. Alliant Energy is an energy-services provider with subsidiaries serving approximately 1 million electric and 413,000 natural gas customers. Providing its customers in the Midwest with regulated electricity and natural gas service is the Company's primary focus. Alliant Energy, headquartered in Madison, Wis., is a Fortune 1000 company traded on the New York Stock Exchange under the symbol LNT. For more information, visit the Company's Web site at www.alliantenergy.com.

**FORWARD-LOOKING STATEMENTS**

This press release includes forward-looking statements. These forward-looking statements can be identified as such because the statements include words such as "expect," "anticipate," "plan," or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are forward-looking statements. Such forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Actual results could be materially affected by the following factors, among others:

- federal and state regulatory or governmental actions, including the impact of energy, tax, financial and health care legislation, and of regulatory agency orders;
- IPL's and WPL's ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs, fuel costs, transmission costs, deferred expenditures, capital expenditures, and remaining costs related to generating units that may be permanently closed, the earning of reasonable rates of return, and the payments to their parent of expected levels of dividends;
- the ability to continue cost controls and operational efficiencies;
- the impact of IPL's retail electric base rate freeze in Iowa through 2013;
- the state of the economy in IPL's and WPL's service territories and resulting implications on sales, margins and ability to collect unpaid bills;
- developments that adversely impact Alliant Energy's, IPL's and WPL's ability to implement their strategic plans, including unanticipated issues with Alliant Energy Resources, LLC's (Resources') construction of and selling price of the electricity output from its new 100 megawatt (MW) wind generating project, new emission control equipment for various coal-fired generating facilities of IPL and WPL, WPL's potential purchase of the Riverside Energy Center or a similar facility, IPL's potential construction of a new natural gas-fired electric generating facility in Iowa, and the potential decommissioning of certain generating facilities of IPL and WPL;
- weather effects on results of utility operations;
- successful resolution of the pending challenge by interveners of the approval by the Public Service Commission of Wisconsin of WPL's Bent Tree - Phase I wind project;
- issues related to the availability of generating facilities and the supply and delivery of fuel and purchased electricity and price thereof, including the ability to recover and to retain the recovery of purchased power, fuel and fuel-related costs through rates in a timely manner;
- the impact that fuel and fuel-related prices may have on IPL's and WPL's customers' demand for utility services;
- IPL's potential rate refunds to customers resulting from final rates set by the Minnesota Public Utilities Commission (MPUC) that are less than the interim rate increases IPL is currently collecting from its Minnesota retail customers;
- the ability to defend against environmental claims brought by state and federal agencies, such as the U.S. Environmental Protection Agency, or third parties, such as the Sierra Club;

- issues associated with environmental remediation efforts and with environmental compliance generally, including changing environmental laws and regulations;

- potential impacts of changing regulations on the ability to utilize already-purchased emission allowances and forward contracts to purchase additional emission allowances;

- the ability to recover through rates all environmental compliance costs, including costs for projects put on hold due to uncertainty of future environmental laws and regulations;

- potential impacts of any future laws or regulations regarding global climate change or carbon emissions reductions, including those that contain proposed regulations (including cap-and-trade) of greenhouse gas emissions;

- continued access to the capital markets on competitive terms and rates;

- inflation and interest rates, which may be negatively impacted by downgrades of the credit rating of the U.S. government;

- financial impacts of risk hedging strategies, including the impact of weather hedges or the absence of weather hedges on earnings;

- changes to the creditworthiness of counterparties which Alliant Energy, IPL and WPL have contractual arrangements including participants in the energy markets and fuel suppliers and transporters;

- sales and project execution for RMT, Inc., the level of growth in the wind and solar development market and the impact of the American Recovery and Reinvestment Act of 2009 and the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010, and future legislation;

- issues related to electric transmission, including operating in Regional Transmission Organization (RTO) energy and ancillary services markets, the impacts of potential future billing adjustments and cost allocation changes from RTOs and recovery of costs incurred;

- unplanned outages, transmission constraints or operational issues impacting fossil or renewable generating facilities and risks related to recovery of resulting incremental costs through rates;

- Alliant Energy's ability to successfully pursue appropriate appeals with respect to, and any liabilities arising out of, the alleged violation of the Employee Retirement Income Security Act of 1974 by Alliant Energy's Cash Balance Pension Plan;

- current or future litigation, regulatory investigations, proceedings or inquiries;

- Alliant Energy's ability to sustain its dividend payout ratio goal;

- employee workforce factors, including changes in key executives, collective bargaining agreements and negotiations, work stoppages or additional restructurings;

- impacts that storms or natural disasters in IPL's and WPL's service territories may have on their operations and recovery of and rate relief for costs associated with restoration activities;

- access to technological developments;

- any material post-closing adjustments related to any past asset divestitures;

- increased retirement and benefit plan costs;

- the impact of necessary accruals for the terms of incentive compensation plans;

- the effect of accounting pronouncements issued periodically by standard-setting bodies;

- the ability to utilize tax credits and net operating losses generated to date, and those that may be generated in the future, before they expire;

- the ability to successfully complete tax audits and appeals with no material impact on earnings and cash flows;

- the direct or indirect effects resulting from terrorist incidents, including cyber terrorism, or responses to such incidents; and

- factors listed in the "2011 Earnings Guidance" section of this press release.

Without limitation, the expectations with respect to 2011 Earnings Guidance in this press release are forward-looking statements and are based in part on certain assumptions made by Alliant Energy, some of which are referred to in the forward-looking statements. Alliant Energy cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to be correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on Alliant Energy's ability to achieve the estimates or other targets included in the forward-looking statements. The forward-looking statements included herein are made as of the date hereof and Alliant Energy undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

## ALLIANT ENERGY CORPORATION
## SECOND QUARTER 2011 EARNINGS SUMMARY

A summary of Alliant Energy's second quarter 2011 results compared to second quarter 2010 results is as follows:

| **EPS:** | **Q2 GAAP EPS** | | Non-GAAP Adjustments | | **Q2 Non-GAAP EPS** | |
|---|---|---|---|---|---|---|
| | **2011** | 2010 | **2011** | 2010 | **2011** | 2010 |
| IPL | **($0.02)** | $0.16 | **$0.10** | $0.04 | **$0.08** | $0.20 |
| WPL | **0.22** | 0.26 | **0.05** | (0.03) | **0.27** | 0.23 |
| Subtotal for Utilities | **0.20** | 0.42 | **0.15** | 0.01 | **0.35** | 0.43 |
| Non-regulated and Parent | **0.26** | 0.01 | **(0.17)** | -- | **0.09** | 0.01 |
| | **$0.46** | $0.43 | **($0.02)** | $0.01 | **$0.44** | $0.44 |

| **Earnings (in millions):** | **Q2 GAAP Earnings** | | Non-GAAP adjustments | | **Q2 Non-GAAP Earnings** | |
|---|---|---|---|---|---|---|
| | **2011** | 2010 | **2011** | 2010 | **2011** | 2010 |
| IPL | **($2.3)** | $17.4 | **$10.6** | $5.1 | **$8.3** | $22.5 |
| WPL | **24.1** | 29.3 | **5.1** | (3.8) | **29.2** | 25.5 |
| Subtotal for Utilities | **21.8** | 46.7 | **15.7** | 1.3 | **37.5** | 48.0 |
| Non-regulated and Parent | **29.3** | 1.3 | **(18.7)** | -- | **10.6** | 1.3 |
| Earnings (losses) from continuing operations | **51.1** | 48.0 | **(3.0)** | 1.3 | **48.1** | 49.3 |
| Loss from discontinued operations | **--** | (0.2) | **--** | -- | **--** | (0.2) |
| | **$51.1** | $47.8 | **($3.0)** | $1.3 | **$48.1** | $49.1 |

**Note:** Unless otherwise noted, all "per share" references in this release refer to earnings per **diluted** share.

**ALLIANT ENERGY CORPORATION**
**CONSOLIDATED STATEMENTS OF INCOME (Unaudited)**

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | **2011** | 2010 | **2011** | 2010 |
| | (dollars in millions, except per share amounts) | | | |
| **Operating revenues:** | | | | |
| Utility: | | | | |
| Electric | **$620.5** | $627.3 | **$1,240.8** | $1,232.2 |
| Gas | **67.1** | 59.5 | **296.1** | 284.4 |
| Other | **13.3** | 15.4 | **30.0** | 33.0 |
| Non-regulated | **118.6** | 39.4 | **197.6** | 82.2 |
| | **819.5** | 741.6 | **1,764.5** | 1,631.8 |
| **Operating expenses:** | | | | |
| Utility: | | | | |
| Electric production fuel and energy purchases | **180.7** | 193.2 | **374.7** | 403.6 |
| Purchased electric capacity | **67.2** | 72.5 | **125.0** | 135.8 |
| Electric transmission service | **80.1** | 71.1 | **153.7** | 133.4 |
| Cost of gas sold | **34.8** | 28.7 | **191.2** | 185.1 |
| Other operation and maintenance | **168.9** | 152.2 | **329.5** | 302.7 |
| Non-regulated operation and maintenance | **108.0** | 33.1 | **177.9** | 71.3 |
| Depreciation and amortization | **82.2** | 65.1 | **161.0** | 139.5 |
| Taxes other than income taxes | **25.6** | 25.0 | **51.7** | 50.7 |
| | **747.5** | 640.9 | **1,564.7** | 1,422.1 |
| **Operating income** | **72.0** | 100.7 | **199.8** | 209.7 |
| **Interest expense and other:** | | | | |
| Interest expense | **40.4** | 39.6 | **81.0** | 80.3 |
| Equity income from unconsolidated investments, net | **(9.6)** | (9.6) | **(19.5)** | (19.4) |
| Allowance for funds used during construction | **(2.7)** | (5.5) | **(5.8)** | (9.4) |
| Interest income and other | **(0.8)** | 0.5 | **(1.6)** | (0.3) |
| | **27.3** | 25.0 | **54.1** | 51.2 |
| **Income from continuing operations before income taxes** | **44.7** | 75.7 | **145.7** | 158.5 |
| **Income tax expense (benefit)** | **(10.6)** | 23.0 | **12.0** | 57.7 |
| **Income from continuing operations, net of tax** | **55.3** | 52.7 | **133.7** | 100.8 |
| **Income (loss) from discontinued operations, net of tax** | **--** | (0.2) | **1.3** | (0.2) |
| **Net income** | **55.3** | 52.5 | **135.0** | 100.6 |
| **Preferred dividend requirements of subsidiaries** | **4.2** | 4.7 | **10.4** | 9.4 |
| **Net income attributable to Alliant Energy common shareowners** | **$51.1** | $47.8 | **$124.6** | $91.2 |

## ALLIANT ENERGY CORPORATION
## CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

| | June 30, 2011 | Dec. 31, 2010 |
|---|---|---|
| | (in millions) | |
| **ASSETS:** | | |
| Property, plant and equipment: | | |
| Utility plant in service, net of accumulated depreciation | **$6,253.5** | $6,023.9 |
| Utility construction work in progress | **185.9** | 310.0 |
| Other property, plant and equipment, net of accumulated depreciation | **427.0** | 396.7 |
| Current assets: | | |
| Cash and cash equivalents | **77.1** | 159.3 |
| Other current assets | **800.7** | 933.4 |
| Investments | **296.1** | 289.2 |
| Other assets | **1,260.9** | 1,170.4 |
| **Total assets** | **$9,301.2** | $9,282.9 |
| | | |
| **CAPITALIZATION AND LIABILITIES:** | | |
| Capitalization: | | |
| Alliant Energy Corporation common equity | **$2,927.2** | $2,893.6 |
| Cumulative preferred stock of subsidiaries, net | **205.1** | 243.8 |
| Noncontrolling interest | **2.0** | 2.0 |
| Long-term debt, net (excluding current portion) | **2,703.5** | 2,703.4 |
| Total capitalization | **5,837.8** | 5,842.8 |
| | | |
| Current liabilities: | | |
| Current maturities of long-term debt | **1.4** | 1.3 |
| Commercial paper | **--** | 47.4 |
| Other current liabilities | **758.7** | 818.0 |
| Other long-term liabilities and deferred credits | **2,703.3** | 2,573.4 |
| **Total capitalization and liabilities** | **$9,301.2** | $9,282.9 |

## ALLIANT ENERGY CORPORATION
## CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

| | Six Months Ended June 30, | |
|---|---|---|
| | **2011** | 2010 |
| | (in millions) | |
| **Cash flows from operating activities** | **$466.8** | $479.2 |
| | | |
| **Cash flows used for investing activities:** | | |
| Construction and acquisition expenditures: | | |
| Utility business | **(338.1)** | (384.8) |
| Alliant Energy Corporate Services, Inc. and non-regulated businesses | **(20.6)** | (11.2) |
| Other | **17.6** | 0.4 |
| Net cash flows used for investing activities | **(341.1)** | (395.6) |
| | | |
| **Cash flows used for financing activities:** | | |
| Common stock dividends | **(94.2)** | (87.2) |
| Net change in short-term borrowings | **(47.4)** | (190.0) |
| Payments to redeem preferred stock | **(40.0)** | -- |
| Payments to retire long-term debt | **(0.6)** | (100.8) |
| Proceeds from the issuance of long-term debt | **0.4** | 300.0 |
| Other | **(26.1)** | (9.8) |
| Net cash flows used for financing activities | **(207.9)** | (87.8) |
| | | |
| **Net decrease in cash and cash equivalents** | **(82.2)** | (4.2) |
| **Cash and cash equivalents at beginning of period** | **159.3** | 175.3 |
| **Cash and cash equivalents at end of period** | **$77.1** | $171.1 |

## KEY FINANCIAL STATISTICS

| | June 30, 2011 | June 30, 2010 |
|---|---|---|
| Common shares outstanding (000s) | 110,980 | 110,796 |
| Book value per share | $26.38 | $25.08 |
| Quarterly common dividend rate per share | $0.425 | $0.395 |

## KEY OPERATING STATISTICS

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | 2011 | 2010 | 2011 | 2010 |
| **Utility electric sales (000s of MWh)** | | | | |
| Residential | 1,681 | 1,698 | 3,705 | 3,738 |
| Commercial | 1,488 | 1,481 | 3,021 | 3,001 |
| Industrial | 2,895 | 2,814 | 5,607 | 5,453 |
| Retail subtotal | 6,064 | 5,993 | 12,333 | 12,192 |
| Sales for resale: | | | | |
| Wholesale | 812 | 774 | 1,655 | 1,637 |
| Bulk power and other | 670 | 364 | 1,142 | 780 |
| Other | 37 | 37 | 75 | 77 |
| Total | 7,583 | 7,168 | 15,205 | 14,686 |
| **Utility retail electric customers (at June 30)** | | | | |
| Residential | 842,406 | 840,998 | | |
| Commercial | 136,278 | 135,536 | | |
| Industrial | 2,870 | 2,840 | | |
| Total | 981,554 | 979,374 | | |
| **Utility gas sold and transported (000s of Dth)** | | | | |
| Residential | 3,592 | 2,847 | 17,693 | 16,750 |
| Commercial | 2,655 | 2,273 | 11,746 | 10,620 |
| Industrial | 685 | 658 | 2,131 | 1,865 |
| Retail subtotal | 6,932 | 5,778 | 31,570 | 29,235 |
| Transportation / other | 12,130 | 11,011 | 26,104 | 24,907 |
| Total | 19,062 | 16,789 | 57,674 | 54,142 |
| **Utility retail gas customers (at June 30)** | | | | |
| Residential | 366,114 | 364,616 | | |
| Commercial | 45,350 | 45,323 | | |
| Industrial | 534 | 555 | | |
| Total | 411,998 | 410,494 | | |

**Margin increases (decreases) from net impacts of weather (in millions) -**

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | 2011 | 2010 | 2011 | 2010 |
| Electric margins | $2 | $2 | $6 | $4 |
| Gas margins | 1 | (3) | 4 | (1) |
| Total weather impact on margins | $3 | ($1) | $10 | $3 |

| | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
|---|---|---|---|---|---|---|
| | 2011 | 2010 | Normal [a] | 2011 | 2010 | Normal [a] |
| **Cooling degree days (CDDs) [a]** | | | | | | |
| Cedar Rapids, Iowa (IPL) | 213 | 289 | 219 | 213 | 289 | 219 |
| Madison, Wisconsin (WPL) | 192 | 202 | 174 | 192 | 202 | 174 |
| **Heating degree days (HDDs) [a]** | | | | | | |
| Cedar Rapids, Iowa (IPL) | 779 | 501 | 716 | 4,369 | 4,180 | 4,098 |
| Madison, Wisconsin (WPL) | 912 | 611 | 851 | 4,588 | 4,066 | 4,341 |

[a] CDDs and HDDs are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical CDDs and HDDs.